UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number:  001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
(Translation of registrant’s name into English)

24, Kaningos Street Piraeus 185 34 Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Omega Navigation Enterprises, Inc. (the “Company”) on February 13, 2009.

Omega Navigation Enterprises, Inc. Declares Quarterly Dividend of $0.50 Per Common Share and Announces Date for the Release of Fourth Quarter 2008 Results, Conference Call and Webcast

Piraeus, Greece, February 13, 2009 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX:ONAV50), a provider of global marine transportation services focusing on product tankers, announced today that its Board of Directors declared a quarterly dividend with respect to the fourth quarter of 2008 in the base dividend amount of $0.50 per common share payable on March 9, 2009, to shareholders of record on February 24, 2009. This is the eleventh consecutive dividend in the base dividend amount of $0.50 per common share paid to investors since the Company went public in April, 2006.

The Board of Directors resolved to give One Holdings, an entity beneficially owned by the Company’s President and Chief Executive Officer, George Kassiotis, and the sole holder of the Company’s Class B subordinated shares, the option to be paid the base dividend in .07 additional shares of Class B Common Stock for each share held, in lieu of cash.  If elected to be paid in stock, this stock dividend has an equivalent market value of $0.50 per share, based on the closing price of the Company’s common stock on the Nasdaq on the declaration date of February 4, 2009.  One Holdings must declare whether to receive the $0.50 base dividend in cash or shares not later than February 27, 2009.

Omega Navigation Enterprises also announced that it will release its results for the fourth quarter ended December 31, 2008 after the close of the market on Tuesday, March 3, 2009.

On Wednesday, March 4, 2009 at 10:00 A.M. EST, the company’s management will host a conference call to discuss the results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (US Toll Free Dial In), 0800-953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote "Omega".

A telephonic replay of the conference call will be available until November 25, 2008 by dialing 1-866-247-4222 (US Toll Free Dial In), 0800-953-1533 (UK Toll Free Dial In) or +44(0)1452-55-00-00 (Standard International Dial In). Access Code: #3663884.

Slide and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, that can be accessed through Omega Navigation's website at www.omeganavigation.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of double hull product tankers. The current fleet includes eight double hull product tankers with a carrying capacity of 512,358 dwt which are chartered out under three-year time charters with an average age of less than three years. The company has also announced the signing of shipbuilding contracts to construct and acquire five additional product tankers with a capacity of 37,000 dwt each scheduled for delivery between March 2010 and early in 2011 and two additional product tankers with a capacity of 47,000 dwt the first scheduled for delivery on or about the second quarter 2009 and the second scheduled for delivery on or about the third quarter 2010. With the addition of these seven vessels, Omega's fleet will expand to 15 product tankers with a total deadweight capacity of 791,358 dwt.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States. Omega Navigation's Class A Common Shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

Cautionary Statement Regarding Forward-Looking Statements:

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" pending and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  February 13, 2009

  By:  /s/ Gregory A. McGrath

  -------------------------------------

Gregory A. McGrath
Chief Financial Officer